

SECU 12062619 MISSION

SEC Mail Processing Section SEP 28 2012 Washington DC 400

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . .12.00

SEC FILE NUMBER
8-33132

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/11 (MM/DD/YY) AND ENDING 07/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Northeastern Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

331 Newman Springs Road, Suite 311
(No. and Street)

Red Bank (City) NJ (State) 07701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Bergin 732-945-8241
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Bergin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northeastern Financial Group, Inc., as of July 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Northeastern Financial Group, Inc.

Financial Statements

July 31, 2012

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

Northeastern Financial Group, Inc.
Financial Statements
July 31, 2012

TABLE OF CONTENTS

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members and Board of Directors of
Northeastern Financial Group, Inc.

We have audited the accompanying statement of financial condition of Northeastern Financial Group (the "Company") as of July 31, 2012, that you are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position Northeastern Financial Group as of July 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Abington, Pennsylvania
September 27, 2012



Northeastern Financial Group, Inc.
Statement of Financial Condition
July 31, 2012

Assets		
Cash and cash equivalents	$	66,913
Receivable from clearing brokers		24,793
Deposit with clearing brokers		110,000
Securities owned, at value		
Municipal obligations		25,007
Loan receivable		5,000
Prepaid expenses		14,850
Total assets	$	246,563
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	12,487
Total liabilities		12,487
Commitments and contingent liabilities		
Stockholder's Equity:		
Common stock, $1 par value, authorized - 1,000 shares, issued and outstanding - 300 shares		300
Additional paid-in capital		310,225
Retained earnings		(76,449)
Total stockholder's equity		234,076
Total liabilities and stockholder's equity	$	246,563

The accompanying notes are an integral part of these financial statements.

1. Organization

Northeastern Financial Group, Inc. (the "Company") is a securities broker dealer, registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company conducts a general securities business on a fully disclosed basis. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

In May of 2012, the Company underwent a change of ownership. Its former sole stockholder John P. McGowan ("McGowan") sold his entire interest in the Company to Chadbourne Road Capital, LLC ("Chadbourne"). The Company is a wholly owned subsidiary of Chadbourne. As a result of this ownership change, the Company relocated its main office to Red Bank, New Jersey. During 2012, the firm entered into fully disclosed clearing relationships with Wedbush Securities Inc. and Interactive Brokers LLC.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Revenue – Securities transactions (and related revenue and expense, if applicable) are recorded on a trade date basis.

Income Taxes – The Company's method of accounting for income taxes conforms to FASB ASC 740, formerly Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109").

This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Management regularly assesses the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent management believes that it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is established.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions. Management has evaluated subsequent events through September 27, 2012 the date the financial statements were issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

2. Summary of Significant Accounting Policies (Continued)

Fair Value - As required by the fair value topic of the FASB Accounting Standards Codification, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The topic also establishes a framework for measuring fair value, and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. The three-tier hierarchy of inputs is summarized below:

Level 1 - quoted prices in active markets for identical investments
Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of July 31, 2012:

Securities owned:	Level 1	Level 2	Level 3
Municipal obligations	$ 25,007	$ -	$ -

3. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All transactions in the fiscal year ended July 31, 2012 were cleared through Wedbush Securities, Inc. and Interactive Brokers LLC.

4. Net Capital Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At July 31, 2012 the Company had net capital and capital requirements of $210,475 which was $110,475 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.05 to 1.

5. Related Party Transactions

During the year ended July 31, 2012, as a result of the change in ownership, the Chadbourne contributed $310,225 in capital. McGowan withdrew his remaining capital of $140,138.

The Company leases office space from Chadbourne, which in turn leases office space on a month to month basis. The Company pays 90% of the rent to Chadbourne totaling $900 per month.

6. Off-balance-sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis, except for direct purchases of mutual funds, variable annuities and private placements. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker or the mutual fund, insurance company and issuer of a private placement. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. All of the Company's securities transactions and the receivable from the clearing broker are pursuant to this clearance agreement.

7. New Accounting Pronouncement

In May 2011 the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. Generally Accepted Accounting Principles ("GAAP") and International Financial Reporting Standards ("IFRS"). ASU 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 will require reporting entities to disclose additional information for fair value measurements categorized within Level 3 of the fair value hierarchy. In addition, ASU 2011-04 will require reporting entities to make disclosures about amounts and reasons for all transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. Management is currently evaluating the implications of ASU No. 2011-04 and its impact on the financial statements.

8. Income Taxes

At July 31, 2012, the Company has a deferred tax asset of approximately $21,160 related to its net operating loss carry forward. The deferred tax asset was reduced by a $21,160 valuation allowance.